UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

Teléfonos de México, S.A.B. de C.V.

(Name of Subject Company)

Teléfonos de México, S.A.B. de C.V.

(Names of Persons Filing Statement)

Series L Shares, without par value,

American Depositary Shares (“L Share ADSs”), each representing 20 Series L Shares

Series A Shares, without par value,

American Depositary Shares (“A Share ADSs”), each representing 20 Series A Shares

(Title of Class of Securities)

N/A (Series L Shares)

879403780 for L Share ADSs

N/A (Series A Shares)

879403400 for A Share ADSs

(CUSIP Number of Class Securities)

Rafael Robles Miaja

Bufete Robles Miaja, S.C.

Bosque de Alisos 47 A – PB A2 -01

Colonia Bosques de las Lomas

México, D.F. 05120, México (5255) 1105-1301

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

América Móvil launches tender offer for TELMEX

Mexico City, Mexico, October 11, 2011 — Teléfonos de México, S.A.B. de C.V. (“TELMEX”) (BMV: TELMEX; NYSE: TMX; NASDAQ: TFONY; LATIBEX: XTMXL) announced today that it has been informed that América Móvil, S.A.B. de C.V. (“América Móvil”) commenced its previously announced tender offer for the shares of TELMEX that it does not already own directly or indirectly (the “TMX Shares”), including TMX Shares represented by American Depositary Shares (the “TMX ADSs”), offering Ps. 10.50 in cash for each TMX Share tendered and Ps. 210.00 in cash for each TMX ADS tendered. América Móvil disclosed the launching of the offer as follows:

“América Móvil launches its tender offer for 40% of Telmex

Mexico City, Mexico, October 11, 2011 — América Móvil, S.A.B. de C.V. (“AMX”) (BMV: AMX; NYSE: AMX; Nasdaq: AMOV; LATIBEX: XAMXL) announced today the commencement of its previously announced tender offer (the “TMX Offer”) for the shares of Teléfonos de México, S.A.B. de C.V. that it does not already own directly or indirectly (the “TMX Shares”), including TMX Shares represented by American Depositary Shares (the “TMX ADSs”). AMX is offering Ps. 10.50 in cash for each TMX Share tendered and Ps. 210.00 in cash for each TMX ADS tendered.

The TMX Offer comprises (i) a Mexican offer, made pursuant to a Mexican offer document, open to all holders of TMX Shares (the “Mexican Offer”), and (ii) a U.S. offer, made pursuant to an offer to purchase contained in a combined Schedule 13E-3 and Schedule TO (the “Combined Schedule TO”) filed with the United States Securities and Exchange Commission on October 11, 2011, open to all U.S. holders of Series L and Series A Shares of TMX Shares and all holders of TMX ADSs, wherever located (the “U.S. Offer”). All payments to shareholders in the U.S. Offer will be made in U.S. dollars.

The TMX Offer will expire on November 11, 2011, unless extended.

About AMX

AMX is the leading provider of wireless services in Latin America. As of June 30, 2011, it had 236 million wireless subscribers and 54 million fixed revenue generating units in the Americas.

Important Additional Information for the U.S. Offer

This announcement is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy securities or a solicitation of any vote or approval. The TMX Offer will only be made through the Combined Schedule TO, including the offer to purchase and the related U.S. Offer acceptance materials that are being filed with the SEC and mailed to holders of TMX Shares and TMX ADSs eligible to participate in the U.S. Offer. Additional copies of the materials for the U.S. Offer may be obtained for free at the SEC’s website at www.sec.gov or from D.F. King & Co., Inc. Holders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the TMX Offer. Investors and security holders are urged to carefully read the Combined Schedule TO and its exhibits and the other related tender offer materials, as they may be amended from time to time, before any decision is made with respect to the offer because they will contain important information. This announcement is not for publication, release or distribution in or into or from any jurisdiction where it would otherwise be prohibited.

Contact

Questions on the TMX Offer and requests for assistance may be directed to D.F. King & Co., Inc., the information agent in connection with the U.S. offer:

D.F. King & Co., Inc.

48 Wall Street New York, NY 10005

Bankers and Brokers Call Collect: (212) 269-5550

All Others Call Toll Free: (800) 735-3591

Email: telmex@dfking.com”

TELMEX further announces that it has filed with the United States Securities and Exchange Commission on October 11, 2011 a Schedule 14D-9 Solicitation/Recommendation Statement under Section 14(d)(4) of the Securities Exchange Act of 1934. The Schedule 14D-9 is available to the public over the Internet at the SEC’s web site at http://www.sec.gov and at our website at http://www.telmex.com.

TELMEX is a corporation organized under the laws of Mexico that, together with its subsidiaries, provides telecommunications services in Mexico. The company’s service coverage comprises the operation of the nation’s most complete local and long distance networks. Additionally, TELMEX offers services like connectivity, Internet access, co-location, web hosting and interconnection services to other telecommunications operators. More information about TELMEX can be accessed on the Internet at www.telmex.com.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

By:	/s/ Carlos Robles Miaja
Name: Carlos Robles Miaja
Title: Chief Financial Officer

Dated: October 11, 2011